GLOBAL CASINOS, INC.

5455 SPINE ROAD, SUITE C

BOULDER, CO 80301

(303) 527-2903

November 22, 2006

VIA FACSIMILE AND EDGAR FILING

United States Securities and Exchange Commission

Attn:  Linda Cvrkel, Branch Chief

100 F Street NE

Washington, D.C.  20549

Re:

Global Casinos, Inc.

Form 10-KSB for the year ended June 30, 2006

Filed October 10, 2006

File No. 000-15415

Dear Ms. Cvrkel:

Global Casinos, Inc. (the "Company") herewith submits the following, as supplemental information, in response to the comments of staff dated October 25, 2006, covering its Annual Report on Form 10-KSB for the year ended June 30, 2006 as filed with the Commission on October 10, 2006:

Comment No. 1.

To the extent such expanded disclosures of critical accounting estimates and policies are considered material and meaningful, we will incorporate the guidance of SEC Release No. 33-8350 regarding such disclosures in the MD&A of future filings.

Comment No. 2.

We note the comment and will include such information in future filings.

Comment No. 3.

Supplementally, there were seven junior mortgage holders who did not originally agree to the restructured terms.  As part of the re-structure, these notes which bore interest at rates ranging from 0% to 9.2%, were modified to accrue interest at 4%.  As of June 30, 2006 the total aggregate principal balance of the remaining notes that had not agreed in writing to the modified interest rate was $117,686.  Since the restructure in 2002, three of the notes with an aggregate principal balance of approximately $66,000 have been retired by a lump sum payment to the mortgage holders.  For financial reporting purposes, we calculate interest at the modified rates. If the original interest rates are applied to these notes from the date of the 2002 re-structure through June 30, 2006, an additional approximately $13,000 in interest would have accrued.  We believe that based on the circumstances of the 2002 restructure (the senior lienholder was threatening to foreclose its first lien if the junior lienholders did not agree to the revised terms, thereby eliminating their liens altogether), the amount of time that has passed since the restructure, and based on the acceptance of payments by the remaining junior mortgage holders under the current restructured terms, without objection, the legal concept of “estoppel” will preclude them from enforcing the original note terms.

Comment No. 4.

Supplementally, please be advised that the Company uses the term “accrued gaming income” to describe our calculation of cash that will be removed from the slot machines and returned to the cashier’s cage the next time the Company conducts a “slot drop.”  The Company currently conducts a slot drop (the process of removing cash from the slot machines) only two days per week.  On days between

Securities and Exchange Commission

November 22, 2006

slot drops, the Company tacks cash in use on the casino floor in its accrued gaming accounts.  We will be providing an explanation of the nature of this asset in future filings.

Comment No. 5.

Supplementally, the current “Sharpshooter Club” rewards frequent players with cash in the amount of $5 for every $1,000 of coin played in the casino.  The reward may not be partially earned; as a result, a liability for the reward only arises if and when the $1,000 threshold is achieved.  The redemptions under the program have been previously accounted for as a casino operating expense.  In our Quarterly Report on Form 10-QSB for the quarter ended September 30,2006, we have modified the presentation to conform to industry practice and the guidance provided by EITF 00-22.

Comment No. 6.

We note the comment and will include such information in future filings.

Comment No. 7.

We understand the requirements under Section 2.09 -.10 of the Casino Audit guide.  We periodically review our potential jackpot liability and have consistently determined it to be immaterial.  Colorado gaming regulations impose a “limited stakes” environment with no wager in excess of $5.  While we do maintain slot machines with “progressive jackpots” for which we are legally obligated to pay or transfer to other machines upon retirement of such machine, these are generally played on penny or nickel machines.  Our review has shown that at any given time the amount of the liability meeting the Casino Audit guide requirements is less than $1,000.  Given the small amount of the liability under the current operating environment and regulatory requirements, we have concluded that the effort to account for such small amounts under this guidance is not material and not meaningful to the readers of the financial statements.

Comment No. 8.

Supplementally, and with respect to the conversion of notes payable to equity, the market value of the common stock was determined by the public trading price of the shares as quoted on the OTC Bulletin Board.   On December 31, 2004, the date of the transactions, the closing price of our common stock was $.95.  Therefore, the value of the 110,000 shares of common stock was $104,500. (110,000 * .95)  The conversion terms were negotiated with each note holder, none of which were related parties.

Also supplementally, the retirement of certain mortgage debt involved three mortgage holders, none of which were related parties.  As part of the company’s continued efforts to improve its cash flows, the company was able to negotiate with these certain note holders to accept full or partial payoffs at a discount.  Please note that of the nine junior mortgage holders at December 31, 2004, only three accepted these offers to prepay at a discount.

These transactions were accounted for under the guidance of APB 26 – Early Extinguishment of Debt, which states that “a difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the periods of extinguishment as losses or gains and identified as a separate item.”  FTB 80-1: Early extinguishment of Debt through Exchange for Common or Preferred Stock does not apply to the retirement of the mortgage debt as no stock was exchanged.  In addition, consideration of FASB Statement No. 15 was rejected as neither situation was considered a “troubled debt restructuring.”

Securities and Exchange Commission

November 22, 2006

Comment No. 9

We note the comment and will include such information in future filings.

Comment No. 10.

Supplementally, please be advised that our current 25% investment in Global Gaming Technologies (GGT) is being accounted for under the equity method.  However, GGT is in its early stage developmental stage with no revenues and its expenditures are limited to pursuing patent protections and other legal requirements it needs to bring the two games it has developed to market.  We will reconsider our accounting method if and when our investment changes, or if our involvement in GGT becomes such that it would require us to consolidate the entity under the primary beneficiary provisions of FIN 46.  We have accrued the entire $100,000 investment because the agreement specifies that our minimum investment shall be $100,000.  We will include discussion of the accounting method in future filings.

Comment No. 11.

Supplementally, please be advised that Mr. Neuman does not perform any traditional management functions for the Company.  Our sole operations are those of our subsidiary, Casinos, USA, Inc., d/b/a the Bull Durham.  At the insistence of the Colorado Division of Gaming, Casinos USA has an unaffiliated board of directors and General Manager; and the casino operates without any oversight or supervision from the parent corporation. Clerical and administrative functions at the parent corporation level are outsourced under a Shared Services Agreement. Mr. Neuman’s only substantive function in the Company is to provide certain legal and corporate finance and financial reporting services.  He bills the Company for such services through his law firm, and all such transactions are considered related party transactions and are disclosed as such.  As such, he receives no compensation for his services as interim president, nor is there any “in-kind” contributions that benefit the Company and that would require accrual of any additional compensation.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, (iii) the Company understands it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Sincerely,

GLOBAL CASINOS, INC.

By: /s/ Clifford L. Neuman

Clifford L. Neuman, Interim President.

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